January 31, 2006


By facsimile to (212) 608-9169 and U.S. Mail


Mr. Wilson Cheng
Chairman, Chief Executive Officer, President, and Treasurer
Bestway Coach Express Inc.
2 Mott Street, 7th Floor
New York, NY 10013

Re:	Bestway Coach Express Inc.
	Amendment 3 to Registration Statement on Form 10-SB
	Filed January 25, 2006
	File Nos. 0-51437

Dear Mr. Wilson:

	We reviewed the filing and have the accounting comments below.

Report of Independent Registered Public Accounting Firm, page F-2

1. Your response to our prior comment 11 is unclear to us. We note your explanation that the restatement was "due to circumstances occurring prior to the original audit report date." As stated in AU
530, paragraph 01, "Generally, the date of completion of the field work should be used as the date of the independent auditor`s report."
If these circumstances occurred prior to the audit report date, it is unclear to us how this would result in a restatement if an audit report was not issued prior to the identification of these items.

Statements of Operations, page F-3 (Interim)

2. Your response to our prior comment 12 is unclear in that paragraph
45 of SFAS No. 144 only refers to the sale of assets classified as "held for sale." As stated in the Summary section of SFAS No. 144, this Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Per paragraph 27 of SFAS No. 144, a long-lived asset to be exchanged "shall continue to be classified as held and used until disposed of." Therefore, paragraph 45 is not limited to only assets classified as "held for sale." We repeat our prior comment to present the line item "Loss on trade-in of assets under capitalized leases" as a component of income from operations in accordance with paragraph 45 of SFAS No. 144.

Closing

	File an amendment to the Form 10-SB in response to these comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Bestway Coach Express and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Bestway Coach Express acknowledging that:

* Bestway Coach Express is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Bestway Coach Express may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the
United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on accounting comments to Ryan E.
Rohn, Staff Accountant, at (202) 551-3739 and Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738.  You may direct

questions on other disclosure issues to Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Christopher B. Edwards, Special
Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long
					    Assistant Director

cc:	Louis A. Bevilacqua, Esq.
	Thelen Reid & Priest LLP
	701 8th Street, N.W.
	Washington, DC 20001-3721



Mr. Wilson Cheng
January 31, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE